UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 23, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated August 23, 2016 announcing that STMicroelectronics has posted its IFRS 2016 Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2016.

PR No.C2806C

STMicroelectronics Publishes its IFRS 2016 Semi Annual Accounts

Geneva, August 23, 2016 – STMicroelectronics NV (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published today its IFRS 2016 Semi Annual Accounts for the six-month period ended July 2, 2016, on its website and filed them with the Netherlands Authority for the Financial Markets.

The Company’s Semi Annual Accounts, prepared in accordance with International Financial Reporting Standards (IFRS) can be found at www.st.com.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

life.augmented

STMicroelectronics N.V.

Semi Annual Report 2016

Contents

1.	CORPORATE OVERVIEW			3
	1.1.	HISTORY AND DEVELOPMENT OF STMICROELECTRONICS	3
	1.2.	STRATEGY & OBJECTIVES	3
	1.3.	ORGANIZATIONAL STRUCTURE	3
	1.4.	PRODUCTS AND ACTIVITIES	4
	1.5.	SALES, MARKETING AND DISTRIBUTION	4
	1.6.	RESEARCH & DEVELOPMENT	5
	1.7.	SUSTAINABILITY	5
2.	REPORT OF THE MANAGING BOARD			6
	2.1.	BUSINESS OVERVIEW	6
	2.2.	SEGMENT INFORMATION	7
	2.3.	LIQUIDITY AND FINANCIAL POSITION	7
	2.4.	BUSINESS AND FINANCIAL OUTLOOK	9
	2.5.	OTHER DEVELOPMENTS IN THE FIRST HALF OF 2016	10
	2.6.	RELATED PARTY TRANSACTIONS	11
	2.7.	FINANCIAL RISK MANAGEMENT	11
	2.8.	BUSINESS RISK INFORMATION	12
	2.9.	AUDITOR’S INVOLVEMENT	13
3.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (“SEMI ANNUAL FINANCIAL STATEMENTS”)			14
	3.1.	CONSOLIDATED INCOME STATEMENT	14
	3.2.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	15
	3.3.	CONSOLIDATED STATEMENT OF FINANCIAL POSITION	16
	3.4.	CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	17
	3.5.	CONSOLIDATED STATEMENT OF CASH FLOWS	19
	3.6.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	20
	3.6.1.	Corporate information	20
	3.6.2.	Basis of preparation	20
	3.6.3.	Significant accounting policies	20
	3.6.4.	Estimates	22
	3.6.5.	Operating segment information	22
	3.6.6.	Investments in associates and jointly controlled entities	25
	3.6.7.	Property, plant and equipment and intangible assets	26
	3.6.8.	Goodwill	26
	3.6.9.	Other financial assets and financial liabilities	27
	3.6.10.	Inventories	35
	3.6.11.	Cash and cash equivalents	35
	3.6.12.	Cash generated from operations	36
	3.6.13.	Equity	36
	3.6.14.	Provisions for restructuring	40
	3.6.15.	Expenses by nature	41
	3.6.16.	Other income / expenses	42
	3.6.17.	Earnings per share	43
	3.6.18.	Related-party transactions	43
	3.6.19.	Contingencies, claims and legal proceedings	43
	3.6.20.	Events occurring after the reporting period	44
4.	SOLE MEMBER OF THE MANAGING BOARD’S STATEMENT			45
5.	ABOUT STMICROELECTRONICS			46

STMicroelectronics • Semi Annual Report 2016	Contents 2

1.	Corporate overview

1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics”, “ST” or “the Company”) was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.

1.2.	Strategy & objectives

We are a global leader in the semiconductor market, serving a broad range of customers across different areas.  We focus on the Internet of Things and Smart Driving. Our strategy takes into account the evolution of the markets we serve and the environment and opportunities we see for the years to come. We focus on developing industry-leading products and solutions for the application areas which are expected to experience solid growth rates driven by long-term trends affecting people’s lives. These trends include population ageing and concentration in cities, ubiquitous connectivity, and the need for more energy efficiency across all applications.

Our intelligent and energy-efficient products and solutions are used in a wide variety of applications that power the electronics at the heart of everyday life. We enable smarter driving by making vehicles safer, greener and more connected. We help make homes and cities smarter though the evolution of devices and systems to become more efficient, intelligent, aware and connected. Our products make workplaces and factories more efficient and flexible, and allow them to operate in a more sustainable manner while becoming safer for the people working there. And we enable creators of smart connected consumer devices to develop and take to market their devices quickly and efficiently. In doing this we ensure that ST is found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

1.3.	Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

STMicroelectronics • Semi Annual Report 2016	Corporate Overview 3

1.4.	Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

Our diverse product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductor (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, Silicon Carbide (“SiC”) for high-power, high-efficiency applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our IP portfolio which we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.
In the first half of 2016, our organization changed to align with our strategic focus on Smart Driving and Internet of Things applications. Comparative numbers were restated accordingly.
Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all automotive dedicated ICs, both digital and analog, and discrete products;

•	Analog and MEMS Group (AMG), comprised of low-power analog ICs, both general purpose and high-end, smart power products for industrial and power conversion, and micro-machinery activity;

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ICs outside of automotive.

“Others” includes all the financial values related to the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

1.5.	Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective being to accelerate sales growth and gain market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing regional sales and marketing teams that are fully aligned with our product lines.

We have three regional sales organizations: EMEA; Americas; and Asia Pacific. The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product group, which also includes product development functions.  This matrix system reinforces our sales and marketing activities and our broader strategic objectives.  An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

STMicroelectronics • Semi Annual Report 2016	Corporate Overview 4

1.6.	Research & Development

Since our creation, we have maintained an unwavering commitment to R&D. Our innovation in semiconductor technology as well as in hardware and software contribute to our making successful products that create value for us and our customers. Our complete design platforms, including a large selection of IPs and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. We contribute to making our customers’ products more efficient, more appealing, more reliable and safer.

We draw on a rich pool of chip fabrication technologies, including FD-SOI, CMOS, imaging, embedded non-volatile memories, mixed-signal, analog and MEMS and power processes.  We combine front-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. Technology R&D expenses are allocated to the relevant product groups on the basis of the estimated efforts.

We have advanced R&D centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnership and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world.

1.7.	Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, our initial efforts beginning in the early 1990s. Today, sustainability at STMicroelectronics is about creating value and minimizing risks for our customers, investors, employees and partners through the effective management of our economic, environmental and social impacts to ensure long-term business success. Our approach to sustainability is expressed at a high level in our Code of Conduct and Company policies and, in a more operational way, in our Sustainability strategy. To ensure the Company remains focused on the most material topics for our business and stakeholders, we regularly update our sustainability strategy and deploy initiatives and programs related to people, business, environment and our operations across all of our sites.

STMicroelectronics is included in some of the main Sustainability indices (DJSI Europe, FTSE4Good, Euronext Vigeo, ECPI).

Further information on ST’s Sustainability efforts can be found at: http://www.st.com/web/en/about_st/company_reports_st.html

STMicroelectronics • Semi Annual Report 2016	Corporate Overview 5

2.	Report of the Managing Board

2.1.	Business overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), Dynamic random-access memories (“DRAMs”), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Broadband and Application Processor).

Based on the industry data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues decreased in the first half of 2016 on a year-over-year basis by approximately 6% for the TAM while they remained stable for the SAM to reach approximately $157 billion and $74 billion, respectively.

Our effective average exchange rate for the first half of 2016 was $1.11 for €1.00 compared to $1.20 for €1.00 for the first half of 2015.

Our first half 2016 revenues amounted to $3,316 million, a 4.3% decrease on a year-over-year basis.  This year-over-year decrease is mainly due to a decrease in volume, partially offset by an increase in average selling prices, entirely due to an improved product mix. Excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box), our revenues decreased by 2.5%. ADG revenues increased by 0.3% on solid growth in automotive products offset to a large measure by lower power discrete sales. MDG revenues were flat compared to the year-ago period, experiencing an increase in volumes fully offset by a decrease in average selling prices. AMG revenues decreased 16.2%, impacted by both lower volumes and a decrease in average selling prices, mainly as a consequence of lower sales of MEMS.

Our first half 2016 gross margin reached 30.4% of revenues, representing an increase of 160 basis points compared to the prior year period, primarily due to a significant decrease of impairment and amortization of capitalized development costs as prior year period included impairment of capitalized development costs for certain products within our DPG product line. Gross margin also benefited from favorable currency effects, net of hedging, improved manufacturing efficiencies and lower unused capacity charges, partially offset by decreasing selling prices.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses increased to $1,049 million for the first half of 2016, compared to $1,031 million in the prior year period, mainly driven by lower capitalized development costs, salary and variable incentive increases and longer calendar period, partially offset by favorable currency effects and the benefit of our restructuring plans.

In the first half of 2016, our combined other income and expenses increased to an income of $62 million, compared to an income of $40 million in the prior year period, mainly due to the favorable impact of hedging contracts, partially offset by lower income from R&D funding.

Operating profit increased to $22 million in the first half of 2016 compared to $5 million in prior year, mainly due to our margin increase, partially offset by lower revenues and higher combined SG&A and R&D expenses.

In first half of 2016, our free cash flow (a non GAAP measure) amounted to $78 million, a $16 million decrease compared to the first half of 2015.

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 6

2.2.	Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

During the first half of 2016, our internal organization changed to align with our strategic focus on Smart Driving and on Internet of Things applications. Comparative numbers were restated accordingly.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of all automotive dedicated ICs, both digital and analog, and discrete products.

•	Analog and MEMS Group (AMG), comprised of low-power analog ICs, both general purpose and high-end, smart power products for industrial and power conversion, and micro-machinery activity.

•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ICs outside of automotive.

“Others” includes all the financial values related to the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the IFRS guidance.

Please refer to note 3.6.5 of the Semi Annual Financial Statements for further information.

2.3.	Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2016, the evolution of our net cash decreased by $89 million, due to the net cash used in investing activities and financing activities, including $145 million dividends paid to stockholders, exceeding the net cash from operating activities.

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 7

The evolution of our cash flow for the comparable periods is set forth below:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Net cash from operating activities	464	540
Net cash used in investing activities	(386)	(466)
Net cash used in financing activities	(167)	(196)
Effect of change in exchange rates	-	(8)
Net cash decrease	(89)	(130)

Net cash from operating activities

The net cash from operating activities for the first half of 2016 was $464 million, decreasing compared to the prior year period as a result of a decrease of the net result adjusted for non-cash items and unfavorable changes in assets and liabilities. Net cash from operating activities is the sum of (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities.

•	Net result adjusted for non-cash items generated $437 million of cash during the first half of 2016 compared to $476 million in the prior year period.
•	Changes in assets and liabilities generated cash for a total amount of $27 million in the first half of 2016 while it generated cash for a total amount of $64 million in the prior year period.

Net cash used in investing activities

Investing activities used $386 million of net cash in the first half of 2016, mainly due to investment in intangible assets for $150 million of which the largest part is related to capitalization of development costs, as well as payments for tangible asset, net of proceeds, for a total of $236 million. Investing activity in the first half of 2015 used $466 million of cash mainly due to investment in intangible assets for $183 million of which the largest part is related to capitalization of development costs, as well as payments for tangible asset, net of proceeds, for a total of $250 million.

Net cash used in financing activities

Net cash used in financing activities was $167 million in the first half of 2016, compared to $196 million in the first half of 2015. The first half of 2016 included $145 million of dividends paid to stockholders, compared to $175 million in the prior year period.

Free cash flow (non GAAP measure)

Our free cash flow was positive $78 million for the first half of 2016, compared to positive $94 million for the first half of 2015.

Free Cash Flow, a non GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, and net cash  variation for joint ventures deconsolidation, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 8

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

Financial position

As at July 2, 2016, our total financial resources amounted to $2,027 million and were comprised of:
•	$1,682 million of cash and cash equivalents,
•	$345 million invested in U.S. Government Treasury Bonds with an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, reported at fair value.

As at July 2, 2016, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,603 million, which included:
•	$678 million in European Investment Bank loans (the “EIB Loans”),
•	$917 million in the Senior Bonds,
•	$8 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of R&D funding programs. The first, for R&D in France, drawn for a total amount of $341 million, was fully amortized in the first half of 2016. The second for R&D projects in Italy, was drawn for a total amount of $380 million, of which $54 million remained outstanding as of July 2, 2016. The third, a €350 million multi-currency loan to support our industrial and R&D programs, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $271 million remained outstanding as of July 2, 2016.  The fourth, a €350 million multicurrency loan supporting our R&D programs, was drawn in U.S. dollars for an amount of $471 million, of which $353 million is outstanding as of July 2, 2016.  At July 2, 2016, the amounts available under our back-up and uncommitted credit facilities were unutilized.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between host debt and embedded components by determining the fair value of the embedded non-equity derivative instruments using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.54% and Tranche B: 3.13%, including 1% p.a. nominal interest).

2.4.	Business and financial outlook

Our backlog is currently underpinned by a healthy demand in the markets we serve and this makes us confident we can grow revenues in the second half of 2016, year-over-year. We expect that in the second half of 2016, power discretes and AMG (Analog and MEMS Group) will restart year-over-year growth and that automotive, microcontrollers and imaging will continue their positive revenue momentum. At the same time we remain vigilant due to the macro-economic uncertainties, especially in Europe, which could impact overall GDP and semiconductor demand.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on market recovery forecast and ongoing strategic initiatives, our capital expenditure is estimated to be within the range of $600 million to $670 million for 2016, to be adjusted based on demand thereafter. The most important of our 2016 capital expenditure projects are expected to be : (a) for our front end facilities: (i) in our 300 mm fab in Crolles, R&D, technology evolution and, based on demand of new products, new specialized capacity to support the production ramp up of new technologies;

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 9

(ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, in particular in the Silicon Carbide (SiC) technology; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy and expansion of the 200 mm fab in Catania, Italy; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities: (i) capacity growth on certain package families, to sustain market demand and secure service and ramp up of specialty products for strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and customer’s demand on new specific products. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. Based on the activity of each sponsored project, from the beginning of the program to the end of the second quarter of 2016, we have recognized grants for an aggregate amount of €315 million. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

2.5.	Other developments in the First Half of 2016

On May 25, 2016 all of the proposed resolutions were adopted at our Annual General Meeting of Shareholders, held in Amsterdam. The main resolutions, approved by the shareholders, were:

•
The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union;

•
The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Salvatore Manzi as a member of the Supervisory Board, for a three-year term expiring at the 2019 Annual General Meeting of Shareholders, in replacement of Mr. Alessandro Ovi whose mandate expired as of the 2016 Annual General Meeting of Shareholders;

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 10

•	The reappointment of Ms. Janet Davidson as a member of the Supervisory Board for a three-year term, expiring at the 2019 Annual General Meeting of Shareholders;

•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months; and

•	The authorization to our Managing Board, for eighteen months following the 2016 Annual General Meeting of Shareholders, to repurchase our shares, subject to the approval of our Supervisory Board.

On May 26, 2016 we announced the publication of our 2015 Sustainability Report.

On July 29, 2016, we announced the acquisition of ams’ (SIX: AMS) assets related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) reader business. We acquired intellectual property, technologies, products and business highly complementary to our secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. The ams’ assets were acquired in exchange for a (i) cash payment of $77.8 million (funded with available cash), and (ii) deferred earn-out contingent on future results for which we currently estimates will be about $13 million but which in any case will not exceed $37 million.

2.6.	Related party transactions

Please refer to note 3.6.18 of the Semi Annual Financial Statements.

2.7.	Financial Risk Management

STMicroelectronics and its subsidiaries (together “the Group”) are exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 3.6.9.4 of the Semi Annual Financial Statements for further information.

Financial risk management is carried out by a central treasury department (Corporate Treasury). Additionally, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities in the normal course of business.

The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the group’s annual financial statements as at December 31, 2015. There have been no changes in the risk management department or in any risk management policies since year end.

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 11

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities. Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

2.8.	Business risk information

Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. from the EU may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 12

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate; and
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations.

2.9.	Auditor’s involvement

The Interim Condensed Consolidated Financial Statements and interim Report of the Managing Board have not been audited or reviewed by an external auditor.

This report of the Managing Board is dated August 23, 2016.

STMicroelectronics • Semi Annual Report 2016	Report of the Managing Board 13

3.	Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)

The Semi Annual Financial Statements of the Group for the six months ended July 2, 2016, as presented by the Managing Board, have not been audited nor reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	July 2, 2016	June 27, 2015
Sales		3,303	3,447
Other revenues		13	18
Total revenues	3.6.5	3,316	3,465
Cost of sales	3.6.15	(2,307)	(2,469)
Gross profit		1,009	996
Selling, general and administrative	3.6.15	(469)	(455)
Research and development	3.6.15	(580)	(576)
Other income	3.6.16	66	77
Other expenses	3.6.16	(4)	(37)
Operating profit (loss)		22	5
Finance income		9	9
Finance costs		(23)	(31)
Share of profit (loss) of associates and jointly controlled entities		9	12
Profit (loss) before income tax		17	(5)
Income tax benefit (expense)		(5)	38
Net profit (loss)		12	33
Attributable to:
The equity holders of the parent		9	31
Non-controlling interests		3	2
Net profit (loss)		12	33
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.17	0.01	0.04
Earnings per share (Diluted)	3.6.17	0.01	0.04

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 14

3.2.	Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2016	June 27, 2015
Net result	12	33
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	-	-
Income tax effect	-	-
Re-measurements of employee benefit obligations, net of tax	-	-
Total items that will not be reclassified to profit or loss	-	-
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	35	(160)
Cash flow hedges	23	17
Income tax effect	-	-
Net movement on cash flow hedges	23	17
Gain (loss) on available-for-sale financial assets	11	-
Income tax effect	(2)	-
Net gain (loss) on available-for-sale financial assets	9	-
Total items that may be reclassified subsequently to profit or loss	67	(143)
Other comprehensive income (loss), net of tax	67	(143)
Total comprehensive income (loss), net of tax	79	(110)
Attributable to:
The equity holders of the parent	76	(112)
Non-controlling interests	3	2
Total comprehensive income (loss), net of tax	79	(110)

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 15

3.3.	Consolidated statement of financial position

In millions of USD	Notes	July 2, 2016 (unaudited)	December 31, 2015
Assets
Non-current assets
Property, plant and equipment	3.6.7	2,295	2,326
Goodwill	3.6.8	59	58
Intangible assets	3.6.7	1,034	1,021
Investments in associates and jointly controlled entities	3.6.6	44	44
Other non-current financial assets	3.6.9.1	32	33
Deferred tax assets		693	654
Other non-current assets		368	434
Total non-current assets		4,525	4,570
Current assets
Inventories	3.6.10	1,266	1,251
Trade accounts receivable		886	820
Other current financial assets	3.6.9.1	357	344
Other receivable and assets		412	402
Cash and cash equivalents	3.6.11	1,682	1,771
Total current assets		4,603	4,588
Assets held for sale		-	1
Total assets		9,128	9,159
Equity
Equity attributable to the equity holders of the parent		5,218	5,335
Non-controlling interests		64	61
Total equity	3.6.13	5,282	5,396
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	1,432	1,424
Other non-current financial liabilities	3.6.9.2	61	56
Employee benefits		426	414
Deferred tax liabilities		15	15
Non-current provisions		258	238
Other non-current liabilities		34	55
Total non-current liabilities		2,226	2,202
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	171	191
Trade accounts payable		597	525
Other payables and accrued liabilities		405	347
Employee benefits – current portion		379	403
Current provisions		32	30
Other current financial liabilities	3.6.9.2	9	25
Income tax payable		27	40
Total current liabilities		1,620	1,561
Total equity and liabilities		9,128	9,159

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 16

3.4.	Consolidated statement of changes in equity

For the six-month period ended July 2, 2016

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2016	1,157	2,433	(289)	970	1,064	5,335	61	5,396
Net result	-	-	-	-	9	9	3	12
Other comprehensive income, net of tax	-	-	-	67	-	67	-	67
Total comprehensive income	-	-	-	67	9	76	3	79
Employee share award scheme, net of tax	-	-	46	19	(46)	19	-	19
Dividends	-	-	-	-	(212)	(212)	-	(212)
As at July 2, 2016 (unaudited)	1,157	2,433	(243)	1,056	815	5,218	64	5,282

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 17

For the six-month period ended June 27, 2015

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2015	1,157	2,433	(334)	1,108	1,285	5,649	61	5,710
Net result	-	-	-		31	31	2	33
Other comprehensive income, net of tax	-	-	-	(143)	-	(143)	-	(143)
Total comprehensive income	-	-	-	(143)	31	(112)	2	(110)
Employee share award scheme, net of tax	-	-	45	20	(45)	20	-	20
Dividends	-	-	-	-	(349)	(349)	-	(349)
As at June 27, 2015 (unaudited)	1,157	2,433	(289)	985	922	5,208	63	5,271

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 18

3.5.	Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of USD	Note	July 2, 2016	June 27, 2015
Cash flows from operating activities
Cash generated from operations	3.6.12	498	562
Interests paid		(6)	(6)
Income tax paid		(28)	(16)
Net cash from operating activities		464	540
Cash flows from investing activities
Payments for purchases of tangible assets		(238)	(251)
Proceeds from sale of tangible assets		2	1
Payments for purchase of intangible assets		(150)	(183)
Restricted cash		-	(20)
Payment for disposal of associates		-	(13)
Net cash used in investing activities		(386)	(466)
Cash flows from financing activities
Repayment of interest-bearing loans and borrowings		(21)	(21)
Dividends paid to equity holders of the parent Company		(145)	(175)
Other financing activities		(1)	-
Net cash used in financing activities		(167)	(196)
Effect of changes in exchange rates		-	(8)
Net cash decrease		(89)	(130)
Cash and cash equivalents at the beginning of the period		1,771	2,017
Cash and cash equivalents at the end of the period	3.6.11	1,682	1,887

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 19

3.6.	Notes to the consolidated financial statements

3.6.1.	Corporate information

STMicroelectronics N.V. is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards. The Group’s intelligent and energy-efficient products and solutions are used in a wide variety of applications that power the electronics at the heart of everyday life. The Group enables smarter driving by making vehicles safer, greener and more connected. The Group helps make homes and cities smarter though the evolution of devices and systems to become more efficient, intelligent, aware and connected. Our products make workplaces and factories more efficient and flexible, and allow them to operate in a more sustainable manner while becoming safer for the people working there. In doing this, the Group’s products are found everywhere microelectronics make a positive and innovative contribution to people’s lives. By getting more from technology to get more from life, ST stands for life.augmented.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi Annual Financial Statements were approved by the Supervisory Board on August 23, 2016.

3.6.2.	Basis of preparation

These unaudited Semi Annual Financial Statements for the six-month period ended July 2, 2016 have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as adopted in the European Union.

The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2015, prepared in accordance with IFRS, as adopted in the European Union, filed with the AFM (Autoriteit Financiële Markten) on April 1, 2016 and adopted by our Annual General Meeting of Shareholders on May 25, 2016.

3.6.3.	Significant accounting policies

The accounting policies adopted in the preparation of the Semi Annual Financial Statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 20

Standards, amendments to standards and interpretations effective in 2016

Amendments to IAS 1: Disclosure Initiative: The amendments address materiality, disaggregation and subtotals in the statement of consolidation position or the income statement and the statement of comprehensive income. The amendments became effective on January 1, 2016 and had no material impact on the Group’s financial statements.

The following amended standards became effective on January 1, 2016 with no significant impact on the accounting policies, financial position or performance of the Group:
●	IFRS 11 Joint Arrangements (amendment): Accounting for Acquisitions of Interests in Joint Operations
●	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization
●	Amendment to IAS 19: Employee Benefits – Employee contributions
●	Improvements to IFRS (2012-214 cycle)

Standards, amendments to standards and interpretations issued but not yet effective

IFRS 9 Financial Instruments: The IASB completed in 2014 its comprehensive work on the replacement of IAS 39, which included three phases: classification and measurement of financial assets and financial liabilities, with the issuance of the original IFRS 9; impairment of financial assets; and hedge accounting, with the issuance of the corresponding amendments to IFRS 9. The final standard has not yet been endorsed by the European Union. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but will potentially have no impact on classification and measurements of financial liabilities. The new approach to hedge accounting will also have an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group is reviewing the effect the comprehensive version of IFRS 9 will have on its financial position and performance.

IFRS 15 Revenue from contracts with customers: The new standard on revenue recognition, updated in 2016 with finalized amendments addressing implementation issues, sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. IFRS 15 has not been ratified by the European Union yet. The areas on which IFRS 15 may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Group will adopt IFRS 15 when effective and is currently assessing its impact on existing contracts, transactions and business practices.

IFRS 16 Leases: The new standard on lease accounting no longer distinguishes for the lessee between a finance lease and an operating lease. It sets forth a single lease accounting model for virtually all lease contracts. The lessee recognizes a lease liability reflecting future lease payments and a “right of use” asset, as economically, a lease contract is equal to acquiring the right to use an asset with the purchase price paid in installments. Lessees recognize interest expense on the lease liability and a depreciation charge on the “right of use” asset. The standard includes optional exemptions, as for short-term leases (twelve months or less). If one of the exemptions is elected, the lease contract is accounted for in a way that is similar to current operating lease accounting. Lessor accounting is similar to current practice. However, significant new disclosures are required. IFRS 16 has not been ratified by the European Union yet. The Group will adopt IFRS 16 when effective and is currently assessing its impact on existing contracts, transactions and business practices, almost exclusively as a lessee.

The following amendments are not expected to have a material impact on the accounting policies, financial position or performance of the Group:
●	Amendments to IFRS 2: Share-based payment
●	Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses
●	Amendments to IAS 7: Disclosure Initiative
●	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate and Joint Venture

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 21

3.6.4.	Estimates

The preparation of the Semi Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these Semi Annual Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated Financial Statements for the year ended December 31, 2015, with the exception of changes in estimates and assumptions that are required in determining the provision for income taxes.

3.6.5.	Operating segment information

The Group operates in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

During the first half of 2016, the internal organization changed to align with the Group’s strategic focus on Smart Driving and on Internet of Things applications. Comparative numbers were restated accordingly.

The Group’s reportable segments are as follows:
•	Automotive and Discrete Group (ADG), comprised of all automotive dedicated ICs, both digital and analog, and discrete products.
•	Analog and MEMS Group (AMG), comprised of low-power analog ICs, both general purpose and high-end, smart power products for industrial and power conversion, and micro-machinery activity.
•	Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ICs outside of automotive.

“Others” includes all the financial values related to the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the IFRS guidance.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 22

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Group’s internal policies, certain cost items are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price to promote the utilization of the fabs.

The following tables present the Group’s consolidated net revenues by reportable segment and by location of shipment:

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2016	June 27, 2015
Net revenues by reportable segment:
Automotive and Discrete Group (ADG)	1,392	1,388
Analog and MEMS Group (AMG)	745	890
Microcontrollers and Digital ICs Group (MDG)	1,089	1,088
Others	90	99
Total consolidated net revenues	3,316	3,465

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2016	June 27, 2015
Net Revenues by Location of Shipment: 1
EMEA	949	914
Americas	516	547
Asia Pacific 2	1,851	2,004
Total	3,316	3,465

1 Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

2 As of the first half of 2016, the Group has three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the Japan & Korea and Greater China-South Asia regional sales organizations.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 23

Net operating profit (loss) by reportable segment and reconciliation to operating profit (loss) are as follows:

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2016	June 27, 2015
Automotive and Discrete Group (ADG)	100	82
Analog and MEMS Group (AMG)	3	68
Microcontrollers and Digital ICs Group (MDG)	5	(29)
Sub-total operating profit (loss) of reportable segments	108	121
Impairment, restructuring charges and other related closure costs	(40)	(50)
Manufacturing results	(21)	(28)
Operating results of other businesses	(49)	(48)
Strategic and other research and development programs and other non-allocated provisions3	(3)	(2)
IFRS/US GAAP Adjustments:
Net impact of capitalized development costs	26	18
Derivative instruments not designated as hedge instruments under IFRS	6	13
IFRIC 21 adjustment on levies	(7)	(7)
IAS 19R adjustment on defined benefit plans	2	1
Other non-allocated expenses and IFRS adjustments impact	-	(13)
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating profit (loss)	(86)	(116)
Total operating profit (loss)	22	5

3 Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the operating segments.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 24

3.6.6.	Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at July 2, 2016 and December 31, 2015 were as follows:

	(unaudited) July 2, 2016		December 31, 2015
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA, in liquidation	44	50.0%	44	50.0%
Total	44		44

ST-Ericsson SA, in liquidation

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in ST-Ericsson Holding AG in which the Group owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of July 2, 2016.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 25

3.6.7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2016	2,326	1,021
Additions	280	152
Disposals	(1)	-
Impairment / Write-Offs	-	(36)
Amortization / Depreciation expense	(334)	(103)
Foreign currency translation	24	-
Net book value as at July 2, 2016 (unaudited)	2,295	1,034

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $170 million.

The impairment and write-offs for the first half of 2016 amounted to $36 million (first half 2015: $61 million), of which $33 million recorded in cost of sales and $3 million in research and development, and are mainly resulting from the write-offs of the capitalized development costs related to certain projects that were cancelled.

3.6.8.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

In millions of USD	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog and MEMS Group (AMG)	Total
As at January 1, 2016	-	56	2	58
Foreign currency translation	-	1	-	1
As at July 2, 2016 (unaudited)	-	57	2	59

As described in Note 3.6.5, during the first half of fiscal year 2016, the organization changed to align with the Group’s strategic focus on Smart Driving and on Internet of Things applications and this resulted in a change in the Group’s reportable segments. Goodwill was allocated to the new reportable segments following the allocation of the reporting units for which it was related. The Group also completed an assessment of any potential goodwill impairment indicators immediately prior to the reallocation and determined that no impairment indicators existed.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 26

3.6.9.	Other financial assets and financial liabilities

3.6.9.1.	Other financial assets

In millions of USD	(unaudited) July 2, 2016	December 31, 2015
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	356	346
Available-for-sale investments – unquoted equity securities	13	13
Restricted cash	-	4
Other	8	8
Total other financial assets	377	371
Current	345	339
Non-current	32	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	5	2
Currency collars	2	1
Derivatives not designated as hedges (held for trading)
Foreign exchange forward contracts	4	2
Currency collars	1	1
Total derivatives financial instruments	12	6
Current	12	5
Non-current	-	1
Total other financial assets (including derivatives)	389	377
Total current	357	344
Total non-current	32	33

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 27

 Movements in other financial assets (excluding derivatives) recorded in the first half of 2016 are summarized as follows:
In millions of USD	Jan 1, 2016	Change in fair value included in OCI*	Change in fair value included in income statement	Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) July 2, 2016
Government bonds issued by the U.S. Treasury Department	335	10	-	-	-	-	345
Quoted equity instruments	11	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	346	10	-	-	-	-	356
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	-	13
Restricted cash	4	-	-	-	(4)	-	-
Other trading financial assets	8	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	371	10	-	-	(4)	-	377

*OCI: Other comprehensive income

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 28

Available-for-sale investments – quoted debt and equity securities

As at July 2, 2016 the Group held $345 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 3.8 years. The debt securities were reported as current assets on the consolidated balance sheet as at July 2, 2016, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale and recorded at fair value as at July 2, 2016. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy.

As at July 2, 2016, the Group also had investments in quoted equity securities for an aggregate value of $11 million (December 31, 2015: $11 million).

3.6.9.2.	Other financial liabilities

In millions of USD	(unaudited) July 2, 2016	December 31, 2015
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	4	12
Currency collars	-	4
Derivatives not designated as hedges
Foreign exchange forward contracts	4	7
Currency collars	1	2
Embedded conversion option	61	56
Total other financial liabilities (including derivatives)	70	81
Total current	9	25
Total non-current	61	56

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 29

3.6.9.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) July 2, 2016	December 31, 2015
Funding program loans with European Investment Bank
0.38% due 2016, floating interest rate at Libor + 0.052%	-	19
1.10% due 2016, floating interest rate at Libor + 0.477%	25	26
1.01% due 2016, floating interest rate at Libor + 0.373%	29	29
1.83% due 2020, floating interest rate at Libor + 1.199%	63	63
1.74% due 2020, floating interest rate at Libor + 1.056%	138	138
0.67% due 2020, floating interest rate at Euribor + 0.917%	70	68
1.44% due 2021, floating interest rate at Libor + 0.525%	180	180
1.54% due 2021, floating interest rate at Libor + 0.572%	173	173
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	557	549
1.0% due 2021 (Tranche B)	360	358
Other Funding program loans
0.39% (w.a.*), due 2016-2023, fixed interest rate	3	4
Other long-term loans
1.95% (w.a.*), due 2017, fixed interest rate	2	4
0.79% (w.a.*), due 2018, fixed interest rate	1	1
0.87% (w.a.*), due 2020, fixed interest rate	2	2
Finance leases
9.85% (w.a.*), due 2017-2019, fixed interest rate	-	1
Total interest-bearing loans and borrowings	1,603	1,615
Total current	171	191
Total non-current	1,432	1,424
* Weighted average

3.6.9.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group's subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The main currencies covered are the Euro, the Singapore Dollar, the Swiss Franc, the Indian rupee, the Malaysian Ringgit, the Philippine peso and the China Yuan Renminbi.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 30

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions for manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at their fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at July 2, 2016, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	304	91
Currency collars	362	-

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and the majority of the Group’s liquidity is invested in floating interest rate instruments. As a consequence the Group is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at July 2, 2016 assets totaling a net amount of $2 million (composed of a $3 million assets and $1 million of liabilities). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $9 million and liabilities totaling $8 million as at July 2, 2016.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 31

3.6.9.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) July 2, 2016	December 31, 2015	(unaudited) July 2, 2016	December 31, 2015
Financial assets
Trade receivables	886	820	886	820
Other receivables and assets	412	402	412	402
Available for sale financial investments	369	359	369	359
Other financial assets	20	14	20	14
Restricted cash	-	4	-	4
Cash equivalents (1)	1,189	1,099	1,189	1,099
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	686	708	686	708
Senior unsecured convertible bonds (2)	917	907	932	960
Trade accounts payable	597	525	597	525
Other payables and accrued liabilities	405	347	405	347
Other current financial liabilities	9	25	9	25
Other non-current financial liabilities	61	56	61	56
(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
 For trade accounts receivable, cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.
•	Available for sale financial investments:
o	The fair value quoted debt and equity securities is determined based upon quoted market prices for identical instruments.
o	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.
•
The fair value of interest-bearing loans and borrowings, excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements.

•
The senior unsecured convertible bonds have been trading on the open market segment on the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.
•
Other non-current financial liabilities correspond to the bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2014. The value of the issuer’s call option was nil at inception and as at July 2, 2016. These embedded derivative instruments were measured at fair value based on an income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 32

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at July 2, 2016, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) July 2, 2016	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	4	-	4	-
Currency collars	1	-	1	-
Trading securities	8	8	-	-
Cash flow hedges
Foreign exchange forward contracts	5	-	5	-
Currency collars	2	-	2	-
Available-for-sale financial assets
Available-for-sale investments – quoted equity securities	356	356	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets measured at fair value	389	364	12	13
Liabilities measured at fair value
Derivatives at fair value through profit or loss
Foreign exchange forward contracts	4	-	4	-
Currency collars	1	-	1	-
Embedded conversion option	61	-	-	61
Cash flow hedges
Foreign exchange forward contracts	4	-	4	-
Total liabilities measured at fair value	70	-	9	61

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 33

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the closing price. These instruments are included in Level 1.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

-	Quoted market prices or dealer’s quotes for similar instruments;
-	The fair value of foreign exchange forward contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

During the reporting period ending July 2, 2016, there was no transfer between Level 1 and Level 2 fair value measurements. There was no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 3

For other financial assets and liabilities measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and July 2, 2016 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2016	(43)
Change in fair value of the embedded derivative instruments	(5)
As at July 2, 2016 (unaudited)	(48)
Amount of total unrealized losses included in the 2016 income statement attributable to assets (liabilities) still held at the reporting date	(5)

 The change in fair value amounting to $5 million was reported as “Finance costs” in the consolidated income statement for the period ended July 2, 2016.

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on July 3, 2014 included the following inputs:

o	The risk-free interest rate for comparable maturities;
o	The reference price for STMicroelectronics ordinary shares as traded on the New York Stock Exchange;
o	The exercise price;
o	The dividend expected to be paid on STMicroelectronics ordinary shares over the life of the option;
o	The volatility of STMicroelectronics ordinary shares (48.9% and 48.0% for Tranche A and Tranche B, respectively);
o	The duration of the option.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 34

Volatility should be considered an unobservable input. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.  The prices of the issuer’s call option and the bondholder’s conversion option are sensitive to implied volatility. For the issuer’s call option, sensitivity analysis show that the value of the embedded derivative instrument remains immaterial. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion option in relation to a series of changes expressed in percentage point terms of volatility:

Change in volatility of STMicroelectronics ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(29)	(24)	(16)	15	25	31
Net carrying amount of the embedded conversion option	32	37	45	76	86	92

For nonfinancial assets measured at fair value, the reconciliation between January 1, 2016 and July 2, 2016 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2016	1
Impairment charge on Assets held for sale	(1)
As at July 2, 2016 (unaudited)	-
Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(1)

There were no changes in valuation techniques during the periods.

3.6.10.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) July 2, 2016	December 31, 2015
Raw materials	81	74
Work-in-process	828	804
Finished products	357	373
Total	1,266	1,251

3.6.11.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) July 2, 2016	December 31, 2015
Cash at bank and in hand	493	672
Money market deposits with banks	1,189	1,099
Total	1,682	1,771

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 35

3.6.12.	Cash generated from operations

Cash generated from operations is detailed as follows:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Net result	12	33
Depreciation and amortization	437	444
Interests and amortization of issuance costs on convertible bonds	11	10
Fair value variation of convertible bonds conversion option	5	12
Share-based compensation	18	20
Other non-cash items	(63)	(72)
Deferred income tax	(15)	(58)
Share of (profit) loss of associates, impairments or reversal of impairments on investments in associates	(9)	(12)
Impairment, restructuring and other related closure costs	41	99
Movement of trade receivables, net	(57)	(81)
Movement of inventories, net	(2)	(14)
Movement of trade payables	15	147
Movement of other assets and liabilities, net	105	34
Cash generated from operations	498	562

3.6.13.	Equity

3.6.13.1.	Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at July 2, 2016, the number of common shares issued was 910,970,920 shares (December 31, 2015: 910,967,920 shares).

As at July 2, 2016, the number of common shares outstanding was 883,268,414 shares (December 31, 2015: 878,537,339 shares).

3.6.13.2.	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholder, such as a creeping acquisition or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions as described above occur.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 36

3.6.13.3.	Treasury shares

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of July 2, 2016, 35,217,714 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 4,728,075 in the first half of 2016.

As of July 2, 2016, the Company owned a number of treasury shares equivalent to 27,702,506.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 37

3.6.13.4.	Other reserves

Other reserves include the following components as at July 2, 2016:

In millions of USD	Share-based compensation reserve	Available-for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Employee benefit plan reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at January 1, 2015	567	1	(52)	(143)	735	-	1,108
Share-based compensation expense for the year	20	-	-	-	-	-	20
Net movement recognized in the statement of comprehensive income	-	-	17	-	(160)	-	(143)
As at June 27, 2015 (unaudited)	587	1	(35)	(143)	575	-	985
As at January 1, 2016	608	1	(21)	(138)	520	-	970
Share-based compensation expense for the year	19	-	-	-	-	-	19
Net movement recognized in the statement of comprehensive income		9	23	-	35	-	67
As at July 2, 2016 (unaudited)	627	10	2	(138)	555	-	1,056

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 38

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

3.6.13.5.	Dividends

In the Annual General Meeting of Shareholders held on May 25, 2016, the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The first installment, amounting to $47 million, was paid during the second quarter of 2016. The remaining $0.18 per share cash dividend totaled $165 million and is presented in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of July 2, 2016.

In the Annual General Meeting of Shareholders held on May 27, 2015, the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. The first three installments were paid during 2015. The fourth installment of $88 million was paid in the first quarter of 2016 and the remaining portion of $10 million was paid in April 2016.

On December 4, 2014, the Supervisory Board authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014 and January 2015. The second payment, totaling $87 million, was executed in March and April 2015.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 39

3.6.14.	Provisions for restructuring

As at July 2, 2016, provisions for restructuring amounted to $41 million, of which $27 million was included in “Current provisions” in the consolidated statement of financial position. Movements during the first half of 2016 were as follows:

In millions of USD	$600-650 million net opex plan	EPS restructuring plan	Set-top Box restructuring plan	Other restructuring initiatives	Total
As at January 1, 2016	12	18	-	10	40
Expenses recognized during the period	-	1	37	-	38
Liability settlement	-	-	-	(3)	(3)
Amounts paid	(1)	(10)	(22)	-	(33)
Currency translation effect	-	(1)	-	-	(1)
As at July 2, 2016 (unaudited)	11	8	15	7	41

•	EPS restructuring plan

In 2014, the Group committed to a plan affecting around 450 employees worldwide. The Group recorded in the first half of 2016 $1 million of restructuring charges for this plan, which is substantially completed.

•	Set-top Box restructuring plan

In January 2016, the Group announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that is affecting approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Group recorded in the first half of 2016 $37 million of restructuring charges for this plan, of which $10 million related to contracts that will continue with no future economic benefits to the Group and $27 million related to employee ongoing termination benefits, primarily for involuntary terminations in the United States and Asia.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 40

3.6.15.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Depreciation and amortization	437	444
Employee benefit expenses	1,324	1,322
Purchase of materials and subcontracting services	1,252	1,327
Changes in inventories	(2)	(14)
Transportation	38	37
Royalties and patents	42	48
Advertising costs	6	4
Other expenses	259	332
Total cost of sales, research and development, and selling, general and administrative	3,356	3,500

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Wages and salaries	964	957
Payroll taxes and other social contribution charges	286	283
Share-based compensation expense	18	20
Pensions and other long-term benefits expense	56	62
Total employee benefit expenses	1,324	1,322
Of which included in:
Cost of sales	571	575
Selling, general and administrative	320	309
Research and development	433	438

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 41

3.6.16.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Research and development funding	51	71
Net foreign exchange gain	4	-
Gain on sale of non-current assets	1	2
Other income	10	4
Total other income	66	77

Other expenses consisted of the following:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Start-up / Phase-out costs	(3)	(2)
Foreign exchange forward contracts and other currency derivatives	-	(32)
Net foreign exchange loss	-	(1)
Other expenses	(1)	(2)
Total other expenses	(4)	(37)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs are costs incurred during the closing stage of a Group’s manufacturing facility.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 42

3.6.17.	Earnings per share

For the six-month period ended July 2, 2016 and June 27, 2015, earnings per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Basic EPS
Net result attributable to the equity holder of the parent	9	31
Weighted average shares outstanding	879,187,101	874,413,301
Basic EPS	0.01	0.04
Diluted EPS
Net result	9	31
Net result adjusted	9	31
Weighted average shares outstanding	879,187,101	874,413,301
Dilutive effect of stock awards	1,923,815	2,170,511
Number of shares used for diluted EPS	881,110,916	876,583,812
Diluted EPS	0.01	0.04

3.6.18.	Related-party transactions

Transactions with related parties were as follows:

	(unaudited)
In millions of USD	July 2, 2016	June 27, 2015
Sales and other services	3	3
Purchases	1	55
Accounts receivable	8	8
Accounts payable	52	61

For the six-month period ended July 2, 2016 and June 27, 2015, the related party transactions were primarily with companies in which management of the Group perform similar policymaking functions as well as significant shareholders of the Company, or their subsidiaries. These include, but are not limited to: Thales, Technicolor, Aeneas and Incard do Brazil. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as listed in Note 3.6.6. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

3.6.19.	Contingencies, claims and legal proceedings

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 43

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of July 2, 2016, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

3.6.20.	Events occurring after the reporting period

On July 29, 2016, the Group announced the acquisition of ams’ (SIX: AMS) assets related to Near-Field Communication (NFC) and Radio-frequency identification (RFID) reader business. The Group acquired intellectual property, technologies, products and business highly complementary to its secure microcontroller solutions serving mobile devices, wearables, banking, identification, industrial, automotive and IoT markets. The ams’ assets were acquired in exchange for a (i) cash payment of $77.8 million (funded with available cash), and (ii) deferred earn-out contingent on future results for which the Group currently estimates will be about $13 million but which in any case will not exceed $37 million.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 44

4.           Sole Member of the Managing Board’s statement

The  sole member of the Managing Board hereby declares that, to the best of his knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 23, 2016	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	Sole member of the Managing Board, President and Chief Executive Officer

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 45

5.           About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST's products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information on ST can be found at www.st.com.

STMicroelectronics • Semi Annual Report 2016	Semi Annual Financial Statements 46

life.augmented

© STMicroelectronics - All rights reserved
The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies
All other names are the property of their respective owners

life.augmented

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 23, 2016	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services